SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of June 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________



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                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Reports First Quarter 2005 Results dated May 31, 2005.



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                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Reports First Quarter 2005 Results
Tuesday May 31, 10:30 am ET

GEDERA, Israel, May 31 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories mainly used in aircraft, reported today a net profit of $788,350 on revenues of $8,389,151 in the first quarter ended March 31, 2005 compared to a net profit of $986,348 on sales of $8,654,139 for the same period of 2004.

The Company's revenue for the quarter ($8,389,151) has decreased by 3% compared to revenues for the first quarter in 2004 ($8,654,139).

The net profit, for the quarter ($788,350) decreased by 20% compared to net profit for the first quarter in 2004 ($986,348).

The decrease in profit is mainly due to mix in line of sold products and increase of labor wages.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

                              TAT Technologies Ltd.
                      Consolidated Statements of Operations
                     (Amounts in Thousands US$, Unaudited)

                                     Three Months Ended
                                          March 31
                                      2005        2004

                                       ($)         ($)
    Revenues                          8,389       8,654
    Gross Profit                      2,652       2,964
    R&d Expenses                         17          38
    Income from Operations
    before Income Taxes And
    Minority Share in
    Subsidiary                        1,184       1,490
    Other Income                         21          28
    Net Income before tax             1,205       1,518
    Income tax                          417         532
    Net income after tax                788         986
    Earnings Per Share                 0.13        0.22
    Weighed Average Shares
    Outstanding                   6,042,671   4,463,381



    Contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411

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Source: TAT Technologies Ltd.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: June 1, 2005